Exhibit 99.1

PRESS RELEASE

AerCap to Acquire International Lease Finance Corporation
from AIG

New industry leader in aircraft leasing with total assets of $41 billion, fleet of over 1,300 aircraft and highly attractive order book of 385 aircraft

Amsterdam, Netherlands; December 16, 2013 – AerCap Holdings N.V. (“AerCap”) (NYSE: AER) today announced that it has entered into a definitive agreement with American International Group, Inc. (“AIG”) (NYSE: AIG) under which AerCap will acquire 100% of the common stock of International Lease Finance Corporation (“ILFC”), a wholly-owned subsidiary of AIG. Under the terms of the agreement, AIG will receive $3.0 billion in cash and 97,560,976 AerCap shares.

The transaction is expected to close in the second quarter of 2014. The cash portion of the consideration is expected to be funded through a combination of new debt financing and cash of the combined company.

The combined company will retain the name AerCap, and ILFC will become a wholly-owned subsidiary of AerCap. In connection with the transaction, AIG will be entitled to nominate two directors for election to the Board of Directors of AerCap.

Based on the closing stock price of AerCap’s shares on Friday, December 13, 2013, the total consideration has a value of approximately $26 billion including the assumption of the outstanding ILFC net debt of $21 billion. Upon closing of the transaction, AIG will own approximately 46% of the combined company, while the existing AerCap shareholders will own approximately 54% of the combined company. The AIG shares will be subject to a lock-up period which will expire in stages over a 9 to 15 month period, post closing of the transaction. In connection with the acquisition, AIG has entered into agreements with AerCap regarding voting restrictions, standstill provisions and certain registration rights.

As part of the transaction, AIG will provide AerCap with a committed five-year $1.0 billion unsecured revolving credit facility. In connection with the transaction, AerCap and AIG will make an election under Section 338(h)(10) of the Internal Revenue Code that will enable AerCap to step up the tax basis of ILFC’s aircraft and other assets to their fair market value.

AerCap’s CEO Aengus Kelly commented: “AerCap’s acquisition of ILFC will create the leading global franchise in the aircraft leasing industry. This transaction presents a unique strategic opportunity to bring together the outstanding and experienced personnel from both companies and two attractive portfolios of modern aircraft on lease to a highly diversified customer base. Further, we believe AerCap will now have the most attractive order book in the industry. With these combined resources, along with a strong liquidity profile, we will drive high levels of stable long term profitability and cash flows for the benefit of all our stakeholders.”

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The acquisition will provide the opportunity to leverage the operating capabilities of both the AerCap and ILFC platforms to drive enhanced shareholder value. The combined portfolio will be concentrated from the outset in modern, fuel efficient aircraft, with over 85% of the fleet by value consisting of A320, A330, Boeing 737NG and Boeing 777 family aircraft. Further, AerCap will benefit from over $25 billion of future aircraft deliveries presently in the combined order book. This represents substantial embedded future growth with attractive aircraft types, and favorable pricing and delivery dates.

Robert H. Benmosche, President and CEO of AIG, said: “ILFC is a valuable business, and AIG has always taken great pride in ILFC’s reputation for innovation, its pioneering role in aircraft leasing, its industry-leading team of employees, and its consistent and successful market leadership. The combination of AerCap’s young fleet of in-demand aircraft and proven portfolio management capabilities with ILFC’s attractive order book and broad marketing reach will continue to lead the industry.”

Henri Courpron, Chief Executive Officer of ILFC, added: “I am very proud of the hard work and leadership demonstrated by the ILFC team over the past four years. It is because of them that we have the best-in-class order book and solid balance sheet, and our company is now poised for this promising combination with AerCap. Becoming the number one lessor in the world is a just reward for all of this work.”

The transaction is subject to approval by AerCap shareholders, receipt of necessary regulatory approvals and satisfaction of other customary closing conditions. Waha Capital, AerCap’s largest shareholder with a current stake of 26%, has agreed to vote in favor of the transaction.

Advisors

UBS Investment Bank (“UBS”) acted as the lead financial advisor to AerCap. Goldman Sachs acted as sole financial advisor to AerCap’s Board of Directors. Cravath, Swaine & Moore LLP and NautaDutilh NV acted as legal advisors to AerCap. UBS and Citibank have provided committed financing to AerCap for the transaction.

Conference Call and Webcast for Investors and Analysts

In connection with the press release, management will host a conference call today, Monday, December 16, 2013, at 8:00 am Eastern Time / 2:00 pm Central European Time. A copy of the press release will be posted on the “Investor Relations” section of AerCap’s website at http://www.aercap.com. At the same time, the presentation slides for the conference call will also be posted on AerCap’s website.

The call can be accessed live by dialling (U.S./Canada) +1-212-444-0895 or (International) +31-20-716-8296 and referencing code 2323592 at least 5 minutes before start time, or by visiting AerCap’s website at http://www.aercap.com under “Investor Relations”.

About AerCap

AerCap is one of the world’s leading aircraft leasing companies. AerCap has a portfolio of 373 aircraft owned, managed and under purchase commitments, which represents one of the youngest fleets in the industry. The company is listed on the New York Stock Exchange (AER) and has its headquarters in the Netherlands with offices in Ireland, the United States, China, Singapore and the United Arab Emirates.

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About ILFC

International Lease Finance Corporation (ILFC) is a global market leader in the leasing and remarketing of commercial aircraft. With nearly 1,000 owned and managed aircraft and commitments to purchase approximately 330 new high-demand, fuel-efficient aircraft, ILFC is the world’s largest independent aircraft lessor. ILFC has approximately 200 customers in more than 80 countries and provides part-out and engine leasing services through its subsidiary, AeroTurbine. ILFC operates from offices in Los Angeles, Amsterdam, Beijing, Dublin, Miami, Seattle, and Singapore.

This press release may contain forward-looking statements that involve risks and uncertainties. In most cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of such terms or similar terminology.  Such forward-looking statements are not guarantees of future performance and involve significant assumptions, risks and uncertainties, and actual results may differ materially from those in the forward-looking statements. The risks and uncertainties which forward-looking statements are subject to include, but are not limited to: the ability to consummate the proposed transaction; the ability to obtain requisite regulatory and shareholder approval and the satisfaction of other conditions to the consummation of the proposed transaction; the ability of AerCap to successfully integrate ILFC’s operations and employees and realize anticipated synergies and cost savings; and the potential impact of the announcement or consummation of the proposed transaction on relationships, including with employees, suppliers, customers and competitors; and changes in general economic, business and political conditions, including changes in the financial markets. In addition, please refer to the documents that AerCap files with the SEC, which identify and address other important factors that could cause events and results to differ materially from those contained in the forward-looking statements set forth in this press release. AerCap is under no duty to update any of the forward-looking statements after the date of this press release to conform to actual results.

For Media: Frauke Oberdieck Tel. +31 20 655 9616 foberdieck@aercap.com	For Investors: Peter Wortel Tel. +31 20 655 9658 pwortel@aercap.com

www.aercap.com

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